EXHIBIT 99.1

PRESS RELEASE

MAGAL AWARDED APPROXIMATELY $3.5 MILLION IN CONTRACTS
FOR INTEGRATED SECURITY SOLUTIONS FOR AIRPORTS

YEHUD, Israel – November 10, 2017 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it has recently received orders totalling approximately $3.5 million. These orders are for integrated security solutions and maintenance for several major and international airports, including Barcelona Airport and Indira Gandhi International Airport in New Delhi.

The orders include a variety of Magal’s solutions as well as a framework order for maintenance. Among others, Magal will be providing video management and analytics products, intrusion detection systems and Magal’s physical security information management system, Fortis 4G.

Saar Koursh, CEO of Magal, commented: “We are proud to have been selected to protect a number of the world’s leading international airports. Barcelona now joins other leading international airports including New Delhi, Munich, Nairobi and Tel Aviv as satisfied customers that have entrusted their security to Magal and continue to order from us. These customers recognize our unique offerings and are important references for us in the airport security vertical market. We look forward to receiving further orders such as these in the future.”

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F  and Current Reports on Form 6-K.

For more information:

Magal Security Systems Ltd.
Saar Koursh, CEO
Tel: +972-3-539-1421
E-mail: elishevaa@magal-s3.com
Web: http://www.magal-s3.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
E-mail: magal@gkir.com